# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wheels Up Experience Inc., CIK 0001819516
CUSIP: 96328L304
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2135 AMERICAN WAY, CHAMBLEE, Georgia (GA), 30341
Date of event which requires filing of this statement: 11/04/2026
Amends the filing with accession number 0001683168-26-004467
Filed by CIK 0000027904
Persons authorized to receive notices and communications: BJay Pak, 1030 Delta Boulevard, Atlanta, Georgia (GA), 30354, (404) 715-2191

## Reporting persons
- Delta Air Lines, Inc. (CIK 0000027904): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 13,168,465; shared voting power 0; sole dispositive power 13,168,465; shared dispositive power 0; aggregate amount beneficially owned 13,168,465 (36.2% of the class)
  Comment: Percentage calculated on the basis of 36,386,642 shares of Class A Common Stock, $0.0001 par value (the "Class A Common Stock"), of Wheels Up Experience Inc. (the "Issuer"), outstanding as of November 4, 2026, as reported by the Issuer on a Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on November 5, 2026. Neither this percentage nor the shares listed above as being beneficially owned reflect Earnout Shares (as defined in the Issuer's initial statement on Schedule 13D), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied.
  
  The percentage reported above does not give effect to the Voting Agreement (as defined in Amendment No. 3 to the initial statement on Schedule 13D filed by the Reporting Person), pursuant to which the Reporting Person has agreed with the Issuer that any shares of Class A Common Stock held directly or indirectly by the Reporting Person in excess of 29.9% of the issued and outstanding Class A Common Stock shall be neutral shares with respect to voting rights, voted on any matter submitted to a vote of the stockholders of the Issuer in the same proportions "for", "against", "abstain" and/or "withhold" on such matter as the shares of Class A Common Stock voted by the stockholders of the Issuer other than the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Wheels Up Experience Inc.
Address of issuer's principal executive offices: 2135 AMERICAN WAY, CHAMBLEE, Georgia (GA), 30341
Comment: This Amendment No. 8 ("Amendment No. 8") to Schedule 13D relates to the Issuer's Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on July 22, 2021, as amended by Amendment No. 1 thereto ("Amendment No. 1"), filed by the Reporting Person on August 15, 2023, Amendment No. 2 thereto ("Amendment No. 2"), filed by the Reporting Person on August 29, 2023, Amendment No. 3 thereto ("Amendment No. 3"), filed by the Reporting Person on September 22, 2023, Amendment No. 4 thereto ("Amendment No. 4"), filed by the Reporting Person on November 17, 2023, Amendment No. 5 thereto ("Amendment No. 5"), filed by the Reporting Person on September 24, 2024, Amendment No. 6 thereto ("Amendment No. 6"), filed by the Reporting Person on November 14, 2024, and Amendment No. 7 thereto ("Amendment No. 7"), filed by the Reporting Person on June 2, 2026 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by deleting the first paragraph of Item 3 and replacing it with the following:

"The responses of the Reporting Person to Items 4, 5 and 6 of the Schedule 13D, as amended by this Amendment No. 8, are incorporated into this Item 3 by reference."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by deleting the last paragraph of Item 4 of Amendment No. 7 and replacing it with the following:

"Additional Revolving Credit Facility Provided by Delta

As disclosed by the Issuer in a Current Report on Form 8-K filed by the Issuer with the SEC on November 5, 2026 (the "November 2026 Form 8-K"), the Issuer entered into Amendment No. 6 to the Credit Agreement (the "Credit Agreement Amendment No. 6"), dated as of November 4, 2026, by and among the Issuer, as borrower, the other loan parties party thereto, as guarantors, the Reporting Person and CK Wheels, as the Required Lenders and Lead Lenders (each as defined in the Credit Agreement), Cox, as a lender, and U.S. Bank Trust Company, N.A., as administrative agent, pursuant to which, among other things, the Reporting Person provided a commitment for an additional $100.0 million revolving credit facility (the "2026 Revolving Credit Facility").

The economic and legal terms of the 2026 Revolving Credit Facility are substantially similar to those of the existing $100.0 million revolving credit facility under the Credit Agreement (the "2023 Revolving Credit Facility" and, together with the 2026 Revolving Credit Facility, the "Revolving Credit Facilities"), except: (i) the 2026 Revolving Credit Facility is available to be drawn from time to time through December 1, 2027, which is the scheduled maturity date for such facility; (ii) interest on any principal amounts drawn under the 2026 Revolving Credit Facility will accrue at a rate of 10% per annum on the unpaid principal balance then outstanding and the Issuer must pay a 2% per annum facility fee with respect to the full amount of the commitment under the 2026 Revolving Credit Facility, which in each case is payable-in-kind and compounded and capitalized to the principal amount of the 2026 Revolving Credit Facility outstanding on the last day of each of March, June, September and December, and the maturity date; and (iii) the Issuer must use any net proceeds from certain new equity issuances to prepay any amounts then outstanding under the 2026 Revolving Credit Facility, subject to certain terms and conditions.

The 2026 Revolving Credit Facility is expected to mature prior to the 2023 Revolving Credit Facility (which is available to be drawn by the Issuer until September 20, 2028 pursuant to Amendment No. 5 to the Credit Agreement ("Credit Agreement Amendment No. 5")) and is permitted to be repaid prior to amounts due and owing under the 2023 Revolving Credit Facility.

Similar to the 2023 Revolving Credit Facility, the Issuer may only borrow available amounts under the 2026 Revolving Credit Facility at any time through its maturity date in an amount and to the extent that after giving pro forma effect to any borrowing thereunder and any borrowings under the 2023 Revolving Credit Facility, the Issuer's Unrestricted Cash Amount (as defined in the Credit Agreement) will not exceed $100.0 million. In addition, the Issuer generally must promptly repay any borrowings under the 2026 Revolving Credit Facility prior to its maturity date to the extent the Issuer's Unrestricted Cash Amount (as defined in the Credit Agreement) exceeds $100.0 million. The 2026 Revolving Credit Facility is secured by the same collateral as the other loans under the Credit Agreement.

The other material terms of Credit Agreement Amendment No. 6 are described in more detail in the November 2026 Form 8-K.

The foregoing descriptions of Credit Agreement Amendment No. 5 and Credit Agreement Amendment No. 6 do not purport to be complete and are qualified in their entirety by reference to Credit Agreement Amendment No. 5 and Credit Agreement Amendment No. 6 filed as Exhibit 10 and Exhibit 11, respectively, to this Schedule 13D, which are incorporated by reference herein.

Credit Support for the Revolving Equipment Notes Facilities

As previously disclosed by the Issuer, in connection with the closing of a $68.0 million Series B revolving equipment notes facility of WUP LLC on May 21, 2026 (the "Series B Equipment Notes Facility"), the Reporting Person provided credit support for the Series B Equipment Notes Facility on terms substantially similar to its credit support for the Series A Equipment Notes Facility (a component of the Revolving Equipment Notes Facility).

As disclosed in the November 2026 Form 8-K, on November 3, 2026, WUP LLC amended the Series A Equipment Notes Facility to permit the issuance of Revolving Equipment Notes to finance a pre-delivery payment for aircraft purchases (the "PDP Financing"). In connection with the PDP Financing, the Reporting Person (i) reaffirmed its credit support for the Revolving Equipment Notes Facility, which effectively guarantees WUP LLC's payment obligations thereunder upon the occurrence and continuation of specified events of default, and (ii) consented to the PDP Financing in its capacity as a lender under the Credit Agreement.

The Reporting Person disclaims membership in a "group" within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Class A Common Stock beneficially owned by any other person, and nothing in this Amendment No. 8 shall be deemed an admission that the Reporting Person is a member of a "group" within the meaning of Section 13(d) of the Act."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a-b) is hereby amended and restated as follows:

"(a-b) The responses of the Reporting Person to rows (7) through (13) on the cover page and Items 3, 4 and 6 of the Schedule 13D, as amended by this Amendment No. 8, are incorporated into this Item 5 by reference.

To the Reporting Person's knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by deleting the first paragraph of Item 6 and replacing it with the following:

"The responses of the Reporting Person to Items 3, 4 and 5 of the Schedule 13D, as amended by this Amendment No. 8, are incorporated into this Item 6 by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 10: Amendment No. 5 to Credit Agreement, dated as of July 31, 2026, by and among Wheels Up Experience Inc., as Borrower, the subsidiaries of Wheels Up Experience Inc. party thereto, as guarantors, Delta Air Lines, Inc. and U.S. Bank Trust Company, N.A., not in its individual capacity but solely as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 4, 2026, found at www.sec.gov/Archives/edgar/data/1819516/000162828026052133/ex-101xwheelsupamendno5toc.htm).

Exhibit 11: Amendment No. 6 to Credit Agreement, dated as of November 4, 2026, by and among Wheels Up Experience Inc., as Borrower, the subsidiaries of Wheels Up Experience Inc. party thereto, as guarantors, Delta Air Lines, Inc., CK Wheels LLC and Cox Investment Holdings, LLC, as the lenders party thereto, and U.S. Bank Trust Company, N.A., not in its individual capacity but solely as administrative agent for the lenders and as collateral agent for the secured parties (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 5, 2026, found at www.sec.gov/Archives/edgar/data/1819516/000162828026070535/ex-101xupxcoveramendmentno.htm).

## Signatures
- Delta Air Lines, Inc.: /s/ BJay Pak, BJay Pak, SVP - General Counsel & Corporate Secretary (11/05/2026)